UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number: 001-36737

NEURODERM LTD.

(Translation of Registrant’s name into English)

NeuroDerm Ltd.

Ruhrberg Science Building

3 Pekeris St.

Rehovot 7670212, Israel

+972 (8) 946-2729l

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On October 5, 2015, NeuroDerm Ltd. (the “Company”) commenced distribution to its shareholders copies of its proxy statement and proxy card for its 2015 Annual General Meeting of Shareholders, to be held on October 29, 2015. Copies of the proxy statement and proxy card are attached to this Form 6-K as Exhibits 99.1 and 99.2, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

NEURODERM LTD.

By:	/s/ Roy Golan
Name:	Roy Golan
Title:	Chief Financial Officer

Dated: October 6, 2015

EXHIBIT INDEX

Exhibit	Description
99.1	Proxy statement for the 2015 Annual General Meeting of Shareholders of the Company to be held on October 29, 2015.

99.2	Proxy card for the 2015 Annual General Meeting of Shareholders of the Company to be held on October 29, 2015.